SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35668; 812-15822

Wedbush Series Trust and Wedbush Fund Advisers, LLC

July 8, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for
an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in
rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8)
and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-
07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants to enter into and
materially amend subadvisory agreements with subadvisers without shareholder approval and
would grant relief from the Disclosure Requirements as they relate to fees paid to the
subadvisers.

Applicants: Wedbush Series Trust and Wedbush Fund Advisers, LLC

Filing Date: The application was filed on May 29, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on August 4, 2025, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Matthew J. Bromberg, Wedbush Series Trust, 225 South Lake Avenue, Pasadena, California 91101, with a copy to Eric Simanek, Esq., Evershed Sutherland (US) LLP, 700 6th Street Northwest, Washington DC 20001.

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 29, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.